Mail Stop 3561

June 7, 2010

Mr. Paul E. Harrington
Chief Executive Officer
Easton-Bell Sports, Inc.
7855 Haskell Avenue
Suite 200
Van Nuys, California 91406

   **Re: Easton Bell Sports, Inc.**
      **Form 10-K for the year ended January 2, 2010**
      **Filed March 16, 2010**
      **File No. 333-123927**

Dear Mr. Harrington:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

       Sincerely,

       Linda Cvrkel
       Branch Chief